Exhibit 99.1

CENTOGENE and the Laboratory of Human Genetics of Infectious Diseases at Institut Imagine Announce Rare Disease Research Collaboration

Aims to Leverage Diversified Data to Accelerate and De-Risk Drug Discovery and Clinical Development

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, January 25, 2024 (GLOBE NEWSWIRE) – CENTOGENE N.V. (Nasdaq: CNTG) (the “Company”), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, and the Laboratory of Human Genetics of Infectious Diseases (the “Lab”) at Institut Imagine today announced a strategic research collaboration to improve health outcomes for rare disease patients by accelerating and de-risking drug discovery and clinical development.

As part of the collaboration, CENTOGENE and the Lab will leverage the CENTOGENE Biodatabank, which contains over 70 million unique genetic variants collected from more than 800,000 patients from over 120 countries – providing valuable and unparalleled insights into the role that specific genes play in disease. Together, CENTOGENE and the Lab will jointly agree on future research projects that will integrate multiomics and bioinformatics to analyze this highly diverse data to discover and validate novel genetic and biochemical targets that can be used for future development of rare diseases therapies. By proving and validating the relevance of a target to disease and that modulating it will have the desired outcome, drug discovery and development can be significantly accelerated and de-risked. Specific targets of the collaboration have not been disclosed.

“Our mission is to gain a better understanding of the human genetic and immunological determinants of rare and common infectious diseases,” said Dr. Jean-Laurent Casanova, Head of the Laboratory of Human Genetics of Infectious Diseases. “By working together with CENTOGENE to leverage deep multiomic and multiethnic insights, we will be able to accelerate more precise treatment options and ultimately improve patient health outcomes.

“At CENTOGENE, we are committed to delivering data-driven, life-changing answers to accelerate and de-risk drug discovery, development, and commercialization. By leveraging our highly diverse insights, multiomic technologies, and rare disease expertise, we are able to qualitatively make a difference in the success of research and early clinical development,” said Prof. Peter Bauer, CENTOGENE’s Chief Medical and Genomic Officer. “In teaming up with the Laboratory of Human Genetics of Infectious Diseases at Institut Imagine, we will be able to collaboratively contribute to some of the world’s leading research projects to transform data into life-saving therapeutics for patients around the world.”

With more than 350 million people worldwide affected by over 7,000 rare diseases, approximately 95% of which do not have an available treatment, rare disease patients are facing some of the highest unmet medical needs. Progress towards the development of new therapies and cures in rare diseases is hindered by several factors:

•	A lack of disease understanding compounded by small patient population

•	Difficulties in correctly diagnosing and identifying patients for trials

•	A lack of clearly defined clinical endpoints

•	Complexities around leveraging real-world data

By combining expertise, the collaboration will support end-to-end, data-driven drug discovery and clinical development to enable better health outcomes for rare disease patients.

“Since its creation in 2007, Institut Imagine has been forming partnerships with the leading healthcare players to combine resources and transform care for patients around the world,” said Stanislas Lyonnet, Director of Institut Imagine. “Institut Imagine is excited to see this partnership between the Laboratory of Human Genetics of Infectious Diseases and CENTOGENE to advance research and make an impact for patients for years to come.”

Dr. Vivien Béziat, Researcher at the Laboratory of Human Genetics of Infectious Diseases, and Dr. Christian Ganoza, Senior Scientist at CENTOGENE, are project leads for this collaboration.

About Institut Imagine

Located on the campus of the Necker-Enfants malades hospital, the Institut Imagine is a world leader in research, care and teaching on genetic diseases. Its unique architecture, designed by Jean Nouvel and Bernard Valéro, brings together 1,000 researchers, physicians, teacher-researchers, engineers and health care personnel in a single location to work with patients, with the ambition of accelerating research and diagnosis and therapeutic innovation to change the lives of families affected by genetic diseases. The Institut Imagine has been certified “Institut hospitalo universitaire” (IHU), in 2011 and 2019 and a “Institut Carnot”, in 2020. It is supported by six founding members, including AP-HP, Inserm and Université Paris Cité, as well as by private partners and patrons. Every day in France, 64 babies are born with a genetic disease. Nearly 8,000 genetic diseases affect more than 3 million people, of which nearly one in two is undiagnosed and more than 8 in 10 have no dedicated treatment. Faced with this public health emergency, the challenge is twofold: to diagnose and to cure.

www.institutimagine.org

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 800,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 285 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “is set to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, changes in our mix of customers and partners and their order practices with respect to our products and solutions, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 16, 2023, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com

Institut Imagine

Juliette Arcos Desloges

Havas Red Health

juliette.desloges@havas.com

+33 06 07 38 35 35

Pablo Alvarez

Havas Red Health

pablo.alvarez@havas.com

+33 07 89 45 79 08

Anne Lenoir

Institut Imagine

anne.lenoir@institutimagine.org

+33 01 42 75 47 22

Marie de Bazelaire

Institut Imagine

marie.de-bazelaire@institutimagine.org